



11018703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/10___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BEEKMAN SECURITIES, INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___750 THIRD AVE___
(No. and Street)

___NEW YORK___   ___NEW YORK___   ___10022___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___LYNETTE FEDERER___   ___212 - 572 -8320___
               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___RISCHALL, NEIL DAVID___

(Name – if individual, state last, first, middle name)

___2294 NOSTRAND AVE___ ___BROOKLYN___ ___NY___ ___11210___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __LYNETTE FEDERER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BEEKMAN SECURITIES, INC__ of __DECEMBER 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

SIMON B. LANDSBERG
Notary Public, State of New York
No. 02LA6142525
Qualified in Queens County
Commission Expires March 20, 2016

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1002
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Beekman Securities, Inc.

I have audited the accompanying statement of financial condition of Beekman Securities, Inc. , a
New York corporation as of December 31, 2010 and the related statements of income, retained
earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under
the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.
These financial statements are the responsibility of the Company's management. My
responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that I plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Beekman Securities, Inc. , as of December 31, 2010 and the results of its
operations and its cash flows for the year then ended in conformity with accounting principles
generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The information contained on pages 8 and 9 is presented for purposes of
additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by rule 17a-5 of the Securities and Exchange Commission.
Such information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in my opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 16, 2011

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	20,867
Other assets		3,524
TOTAL ASSETS	$	24,391

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities

Accrued expenses	$	4,759
Total Liabilities		4,759

Stockholders' Equity

Common Stock - $ 1 par value; authorized 20,000 shares, issued and outstanding, 1,225 shares	1,225
Additional Paid-in Capital	224,857
Retained deficit	(206,450)
Total Stockholder's Equity	19,632
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 24,391

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Operations
For the Year Ended December 31, 2010

INCOME		
Commissions	$	92,625
Total Income		92,625
OPERATING EXPENSES		
Salaries & payroll costs		31,561
Occupancy		17,700
Communications		3,900
Other expenses		30,237
Total Operating Expenses		83,398
Operating Income		9,227
Provision for Income Taxes		50
Net Income	$	9,177

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$ 1,225	224,857	(215,627)	10,455
Net Income			9,177	9,177
End of Year	$ 1,225	224,857	(206,450)	19,632

4

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2010

Cash flows from operating activities

Net Income	$	9,177
Adjustments to reconcile net income to net cash provided by operating activities		
(Decrease) in accrued expenses		(3,716)
Total adjustments		5,461
Cash flows from financing activities		
Net cash used by financing activities		-
Net increase in cash and equivalents		5,461
Cash and equivalents, beginning		15,406
Cash and equivalents, beginning	$	20,867

See Accountants' Report and Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities Inc., (the "Company"), was incorporated September 1990 and is a registered broker dealer. The Company is a member of he Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist to its clients in arranging financing for schools and public housing.

Revenue Recognition

The Company recognized revenues upon the the placement of private financing transactions for its clients when the amount is determinable and realizable.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2010, the company has net operating loss carryovers which amount to approximately $ 101,823 for income tax purposes that are available to offset future taxable income. The Company has provided for a full valuation allowance on the deferred tax asset due to the uncertainty of its realization.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000.

Note 3 – Capital Transactions

No additional working capital loans where outstanding as of December 31, 2010 that where not outstanding as of December 31, 2009.

Note 4 - Leases

The Company leases office space on a month to month basis at a cost of approximately $ 17,000 per year. In addition, the Company incurs an administrative fee of approximately $ 350 per month. For the year ended December 31, 2010, rent expense amounted to $ 17,700.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $ 5,000 or 1/5 of aggregate indebtedness.

At December 31 ,2010 the Company had net capital, as defined, of $ 16,110 which exceeded the required minimum net capital by $ 11,110. Aggregate indebtedness at December 31, 2010 totaled $ 4,759 and the ratio of aggregate indebtedness to net capital was .3 to 1.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 16, 2010, the date of the financial statements were available for issuance.

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2010

Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	19,634
Deductions – Non – Allowable Assets		3,524
Net Capital, as defiend		16,110
Minimum net capital required		5,000
Net Capital in excess of minimum requirement	$	11,110
Excess net capital at 1000%	$	15,634

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	4,759

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total Aggregate indebtedness}}{\text{Net Capital}} \quad \frac{\$ \quad 4,759}{\$ \quad 16,110} = 0.3$$

The ration of aggregate indebtedness to net capital is .3
    To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions
of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2010

Information Relating to the Posession or Control Requirements
Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions
of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	16,110
Net Capital, as computed	$	16,110
Aggregate indebtedness, per focus report	$	4,759
Aggregate indebtedness, as computed	$	4,759

Reconciliation of Determination of Reserve
Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions
of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Stockholders   February 16, 2011
Beekman Securities, Inc.
Brooklyn, New York

I have examined the accompanying financial statements of Beekman Securities, Inc. for the year ended December 31, 2010, and have issued my report thereon dated February 16, 2011. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
Beekman Securities, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Beekman Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 16, 2011

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 16, 2011

To the Stockholders
Beekman Securities, Inc.

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Beekman Securities, Inc. as of December 31, 2010.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Beekman Securities, Inc.. as of December 31, 2010 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 16, 2011

BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

See Accountants' Report and Notes to Financial Statements